August 4, 2013

Jeffrey P. Riedler

Assistant Director

United States

Securities and Exchange Commission

Washington, DC 20549

Re:

Catapult Acquisitions Corp.

Registration Statement on Form S-1

Filed August 5, 2013

File No. 333-190379

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Changes made in all applicable portions.

Prospectus Cover, page 3

2. We note your disclosure here and on page 18 that Underhill Securities Corp is acting as a “non-exclusive sales agent.” Please clarify the meaning of this statement. Additionally, if the company may utilize other sales agents, please disclose that fact and the identities of the sales agents.

Underhill reference was a typo and was deleted.

3. Please clarify in your disclosure whether Underhill Securities Corp is in any way affiliated with the registrant and confirm your understanding in your response that no deductions may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of the registrant under 419(b)(2)(i).

Underhill reference was a typo and was deleted. Confirmed that no deductions may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of the registrant. Underhill is acting solely as trustee for this offering.

Risk Factors

General

4. We note that the purpose of your offering is to raise capital to fund a potential business acquisition. As you are only raising a maximum of $100,000 in gross proceeds from this offering, please add a risk factor that discusses the risk that the limited size of your offering may significantly restrict the type and number of transaction candidates available to the company and you may not locate a suitable business opportunity as a result.

Risk factor added.

“Potential Conflicts of Interest May Result…,” page 10

5. Please disclose the specific other employment opportunities in which Mr. Taulli is involved and describe with greater specificity the type of conflicts of interest that may result. Please additionally disclose, as you have done on page 28, that he intends to form additional blank check companies in the future.

Disclosure added that Mr. Taulli does not have any affiliate positions in any other public companies at this time. Disclosure added that Mr. Taulli may do additional blank check companies in the future but not until the completion of the acquisition contemplated herein.

“Since There Is No Agreement for Business Combination…,” page 12

6. On page 10 you state that your shareholders will not be afforded an opportunity to approve or disapprove any particular business combination transaction, yet the heading of this risk factor reads, “Investors May Not Approve the Transaction Which May Result in the Failure of the Business.” Please revise to reconcile this apparent inconsistency.

Revised to clarify that investors will not be able to review or approve the acquisition candidate prior to placing funds into the trust.

Plan of Distribution, page 18

7. In your discussion of the statutory requirements of Rule 419, such as the delivery of a new prospectus to investors following the execution of an acquisition agreement; return of funds to investors who do not elect to remain investors; the release of securities to investors upon the consummation of an acquisition; and the return of subscription funds to investors if the minimum offering is not achieved, please revise to specify the various time periods dictated by the rule.

Disclosure of 5 and 18 month periods added.

Dividends, page 24

8. We note disclosure on page 20 that you currently have no plans to issue any preferred stock. Please either remove or clarify your reference to preferred stock in your discussion of dividends.

Reference deleted.

Acquisition of Opportunities, page 26

9. We note your statement that the company will not restrict its search for any specific kinds of firms. We also note your statement on page 26 that the company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. Please discuss in more detail the various ownership structures that are contemplated or that could result. Also discuss the likelihood that the business combination will be structured in such a way that company stockholders will be minority stockholders of the combined company.

Disclosure added that the transaction will most likely be with a corporation or an LLC and that the current company stockholders will be minority stockholders of the combined company.

Background of Directors, Executive Officers, Promoters and Control Persons, page 28

10. We note your disclosure that Mr. Taulli has been involved in “a myriad of transactions,” as well as advising and handling “mergers and acquisitions [and] SEC regulatory matters.” Please specifically disclose whether Mr. Taulli has been involved with any blank-check, special purpose acquisition, or other similar companies in the past. If so, please identify the companies, briefly describe any acquisition made by the companies, the current trading markets of the post-combination entities, and the benefits received by the control persons from association with the other companies.

Disclosure added that Mr. Taulli has not been involved with any blank-check, special purpose acquisition, or other similar companies in the past.

11. You disclose that Mr. Taulli intends to form additional blank check companies in the future that will have corporate structures and business plans similar or identical to yours. Please clarify if Mr. Taulli is free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business.

Disclosure added that Mr. Taulli may do additional blank check companies in the future but not until the completion of the acquisition contemplated herein.

Very truly yours,

/s/ Richard A. Taulli

Richard A. Taulli

President